EXHIBIT 99.1

Brookfield Asset Management Announces Results of Annual and Special Meeting of Shareholders

BROOKFIELD, NEWS, June 17, 2019 (GLOBE NEWSWIRE) -- Brookfield Asset Management Inc. (TSX: BAM.A, NYSE: BAM, Euronext: BAMA) today announced that at the company’s annual and special meeting of shareholders held on June 14, 2019 in Toronto, over 85% of Class A Limited Voting Shares (“Class A Shares”) voted in favour of a new management share option plan. In addition, at the meeting all eight nominees proposed for election to the board of directors by holders of Class A Shares and all eight nominees proposed for election to the board of directors by the holder of Class B Limited Voting Shares (“Class B Shares”) were elected. Detailed results of the vote for the election of directors are set out below.

Management received the following proxies from holders of Class A Shares in regard to the election of the eight directors nominated by this shareholder class:

Director Nominee	Votes For	%	Votes Withheld	%
M. Elyse Allan	731,503,129	99.60	2,926,448	0.40
Angela F. Braly	730,750,957	99.50	3,678,620	0.50
Maureen Kempston Darkes	725,867,696	98.83	8,561,881	1.17
Murilo Ferreira	731,503,415	99.60	2,926,162	0.40
Frank J. McKenna	693,068,245	94.37	41,361,332	5.63
Rafael Miranda	718,724,508	97.86	15,705,069	2.14
Seek Ngee Huat	731,230,834	99.56	3,198,743	0.44
Diana L. Taylor	712,115,709	96.96	22,313,868	3.04

Management received a proxy from the holder of Class B Shares to vote all 85,120 Class B Shares for each of the eight directors nominated for election by this shareholder class, namely Jeffrey M. Blidner, Jack L. Cockwell, Marcel R. Coutu, J. Bruce Flatt, Robert J. Harding,  Brian D. Lawson, Lord O’Donnell and Timothy R. Price.

Brookfield Asset Management
Brookfield Asset Management Inc. is a leading global alternative asset manager with over US$365 billion in assets under management. The company has a 120-year history of owning and operating assets with a focus on real estate, renewable power, infrastructure and private equity. Brookfield offers a range of public and private investment products and services, and is co-listed on the New York, Toronto and Euronext stock exchanges under the symbol BAM, BAM.A and BAMA, respectively.

For more information, please visit our website at www.brookfield.com or contact:

Communications & Media Claire Holland Vice President, Branding & Communications Tel: (416) 369-8236 Email: Claire.holland@brookfield.com	Investor Relations: Linda Northwood Director, Investor Relations Tel: (416) 359-8647 Email: Linda.northwood@brookfield.com